SolarWindow Technologies, Inc.

430 Park Avenue

Suite 702

New York, New York 10022

June 23, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	SolarWindow Technologies, Inc.
Registration Statement on Form S-3
Filed June 10, 2021
File No. 333-256983

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SolarWindow Technologies, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, June 24, 2021, or as soon as practicable thereafter.

Very truly yours,

SolarWindow Technologies, Inc.

By:	/s/ Jatinder S. Bhogal

Name:	Jatinder S. Bhogal
Title:	Chief Executive Officer and Chairman